CUSIP No. - None	13D	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )

Must Haves, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Stella Gostfrand

1507 Presidential Way

North Miami Beach, Florida 33179

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. - None	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stella Gostfrand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,022,388 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 1,022,388 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. - None	13D	Page 3 of 5 Pages

Item 1:	Security and Issuer.

This statement relates to shares of common stock, no par value, of Must Haves, Inc. (the “Company”), whose principal address is 1507 Presidential Way, North Miami Beach, Florida 33179.

Item 2:	Identity and Background.

(a)	Stella Gostfrand

(b)	1507 Presidential Way, North Miami Beach, Florida 33179.

(c)	Mrs. Gostfrand is not presently employed.

(d)	During the last five (5) years Mrs. Gostrfrand was not convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years Mrs. Gostfrand was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States.

Item 3:	Source or Amount of Funds or Other Consideration.

In February 2007 Mrs. Gostfrand received 200 shares of the Common Stock of the Company for no consideration. At that time said shares constituted 100% of the issued and outstanding shares of the Common Stock. Thereafter the Company approved a 1 for 19,250 forward split of its Common Stock, resulting in Mrs. Gostfrand owning 3,850,000 shares of Common Stock, which constituted 100% of the issued and outstanding shares of the Company’s Common Stock.

On October 26, 2009, the Company effected a 1 for 4 reverse split of the Company’s Common Stock, resulting in Mrs. Gostfrand owning 962,500 shares of Common Stock, which constituted 77.4% of the issued and outstanding shares of the Company’s Common Stock.

In December 2009, Mrs. Gostfrand converted a $29,944 loan to the Company into 59,888 shares of the Company’s Common Stock, resulting in Mrs. Gostfrand owning 1,022,388 shares of Common Stock, which constituted 78.4% of the issued and outstanding shares of the Company’s Common Stock.

On January 12, 2010, the Company issued 17,875,695 shares of Common Stock in connection with the merger of a target company with and into a wholly owned subsidiary of the Company, resulting in a reduction in the percentage of issued and outstanding shares of Company Common Stock held by Mrs. Gostfrand to 5.3%.

CUSIP No. - None	13D	Page 4 of 5 Pages

Item 4:	Purpose of the Transaction.

Mrs. Gostfrand’s acquisitions of Common Stock of the Company in February 2007 and in December 2009 were for investment purposes.

Item 5:	Interest in Securities of the Issuer.

(a)	Mrs. Gostfrand is the beneficial owner of 1,022,388 shares of the Company’s Common Stock, representing 5.3% of the issued and outstanding shares of Company Common Stock based on 19,179,333 shares of Common Stock outstanding as of January 21, 2010.

(b)	Mrs. Gostfrand has the sole power to vote and the sole power to dispose of 1,022,388 shares of the Company’s Common Stock.

(c)	In December 2009, Mrs. Gostfrand converted a $29,944 loan to the Company into 59,888 shares of the Company’s Common Stock, in a private transaction.

(d)	Not applicable.

(e)	Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist between Mrs. Gostfrand and any other parties with respect to the securities of the Company.

Item 7:	Material to be filed as Exhibits.

Not Applicable.

CUSIP No. - None	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2010

By:	/S/ STELLA GOSTFRAND
Stella Gostfrand